Contact

www.linkedin.com/in/mike-
tetu-3575b5 (LinkedIn)

Top Skills

Military
Operational Planning
Team Building

Mike Tetu

Vice President of Sales, B2H Consulting Group
Kansas City Metropolitan Area

Summary

Highly successful business executive and former Army officer with
exceptional relationship skills among medium and small businesses;
seeking sales, business development, or investor relations positions.
Possesses a natural affinity for sales and the commitment that
supports them; thrives in international business environments and
cultures; easily connects with global business clients and private
investors. Mentor, trainer, facilitator for personal and professional
development. Safety-focused and pragmatic risk manager. Proven
builder of positive work environments with empowered, solutions-
driven members who operate with energy, initiative, and quiet
professionalism.

Recent Positions:
Chief Operations Officer, Prestio, Inc, Kansas City (2017-2018)

Director of Operations, Metro Title Services, Lenexa, Kansas
(2015-2017)

Director/Program Manager of the Mission Command Battle Lab, Fort
Leavenworth, Kansas (2012-2015)

2011 Graduate, IE Business School, International Executive MBA,
Madrid, Spain

NATO Operations and Plans officer for a 14-nation headquarters,
Madrid, Spain (2009-2012)

Battalion Commander/Chief Executive Officer for a 600+ person
Aviation Battalion, Fort Riley, Kansas (2006-2009)

Notable Experience: Manager for 30-, 50-, and 120-person business
units which require daily hands-on leadership, performance incentive
programs, discipline, awards and recognition, promotion, retention,
and subordinate training programs. Special skills include EEO and

Bias-free Workplace training and Prevention of Sexual Assault/
Harassment; implemented Air and Ground Operations Safety
programs.

Trained helicopter pilot and flight operations officer, psychological/
Information operations officer

Conversant Spanish speaker

Head Coach, Girls Varsity HS Lacrosse; not-for-profit fund raiser for
numerous community rugby clubs

_____

Experience

Orokii
Chief of Operations
August 2022 - Present (1 year 2 months)
New Jersey, United States

About Orokii
Orokii provides B2B and P2P money remittance for domestic and cross-border
payments. Orokii helps customers by providing low-cost transaction fees with
speedy delivery for domestic and cross-border money remittances.

B2H Consulting Group
VP Sales, Strategic Partnerships
August 2018 - Present (5 years 2 months)
Kansas City

B2H Consulting Group helps medical device manufacturers and vendors to get
their equipment into VA and DoD hospitals and clinics. Our Woman-/Veteran-
Owned Small Business provides cost-effective access and exceptional
support services to medical technology companies and to federal medical
organizations who serve US veterans, military, and their families, while
providing employment opportunities to veterans and military spouses. Please
view https://www.b2hcg.com/

Metro Title Services
Director of Operations
2015 - 2017 (2 years)

US Army Mission Command Battle Lab

Director
August 2012 - June 2015 (2 years 11 months)
Fort Leavenworth, KS

Director of the 49-person Mission Command Battle Lab at the Combined Arms Center, Fort Leavenworth, Kansas. The Mission Command Battle Lab's three divisions--Experimentation, Science and Technology, and Information Technology Support--focus on the future and contribute to improving Mission Command capabilities across the Army, primarily at the Division headquarters level and higher.

The Battle Lab's core competencies are research, experimentation, analysis, critical thinking and innovation. The Lab is part of a larger network of other Army labs (e.g. Maneuver at Ft Benning, Air Maneuver at Ft Rucker, Intelligence at Ft Huachuca, and others) which incorporates modeling and simulation tools to test future structure designs and theories. The Battle Lab provides graduate-level feedback, observations, and analysis to inform senior decision-makers at Training and Doctrine Command and the Army Staff. The Battle Lab partners with industry, academia, federal agencies, and other services in science and technology advances through mutually supporting studies which provide a second channel to design improvements or changes to the future Army force.

Force Command Madrid, NATO
Colonel, US Army Aviation, NATO Joint Operations Plans Coordinator
May 2009 - August 2012 (3 years 4 months)
Madrid, Spain

Lead operational planner for a Joint Staff Headquarters; responsible for short-term (present to 72 hrs) and Crisis Response Planning for a multi-national, Joint Services NATO headquarters.

Rotary Wing Operations
Joint Personnel Recovery
Crisis Planning
Multi-national military exercise planner

Currently enrolled in Instituto Empressa Business School (IE Business School, Madrid) pursuing an International Executive MBA (complete Dec 2011)

IE Business School
Graduate Student/Alum
October 2010 - November 2011 (1 year 2 months)

Madrid, Spain

US Army
Aviation Battalion Commander
April 2006 - February 2009 (2 years 11 months)
Northern Iraq and Kansas, USA

Commander of 650 officers, NCOS, and soldiers from 2nd Battalion, 1st Avaition Regiment, stationed at Ft Riley, Kansas, and COB Speciher, Iraq. 34 helicopter battalion comprised of 10 UH60L Blackhawks, 12 UH60A Medevac Blackhawks, 12 CH47 Chinooks, two Air Traffic Control companies, one aviation maintenance company, one ground maintenance company, and a battalion headquarters company. Trained in Kansas, deployed to Iraq from SEP 07-DEC08.

4th ID US Army
Brigade Operations Officer, Aviation Brigade
2003 - 2004 (1 year)

Long Haymes Carr
Consultant
1997 - 1998 (1 year)

US Military Academy
Cadet
1984 - 1988 (4 years)

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Education

Instituto Empresa (IE) Business School, Madrid, Spain
International Executive MBA, Entrepreneurship, Marketing, Business Planning, Human Resources · (2010 - 2011)

United States Military Academy at West Point
B.S. Geography, Hydrology, Terrain Analysis, Meteorology, English, General Engineering/Mechanics/Physics · (1984 - 1988)

Washingtonville High School, Washingtonville, NY
 · (1981 - 1983)